Exhibit 99.1

TD Bank Finalizes Size of Preferred Share Issue

     TORONTO, Jan. 6, 2009 - The Toronto-Dominion Bank (TDBFG) today announced that a group of underwriters led by TD Securities Inc. has exercised the option to purchase an additional 3 million non-cumulative 5-Year Rate Reset Class A Preferred Shares, Series AE (the Series AE Shares) carrying a face value of $25.00 per share. This brings the total issue announced on January 5, 2009, and expected to close January 14, 2009, to 12 million shares and gross proceeds raised under the offering to $300 million. TDBFG will file in Canada a prospectus supplement to its January 11, 2007 short form base shelf prospectus in respect of this issue.

     The Series AE Shares will yield 6.25% annually, payable quarterly, as and when declared by the Board of Directors of TDBFG, for the initial period ending April 30, 2014. Thereafter, the dividend rate will reset every five years at a level of 437 basis points over the then five-year Government of Canada bond yield.

     Holders of the Series AE Shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AF (the Series AF Shares), subject to certain conditions, on April 30, 2014, and on April 30th every five years thereafter. Holders of the Series AF Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TDBFG, equal to the three-month Government of Canada Treasury bill yield plus 437 basis points.

     TDBFG has made an application to list the Series AE Shares as of the closing date on the Toronto Stock Exchange.

     The Series AE Shares and Series AF Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$563 billion in assets as of October 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: John van Boxmeer, Vice President, Treasury and Balance Sheet Management, (416) 308-7309; or Nick Petter, Media Relations, (416) 308-1861